EXHIBIT 99.1

TRIPATH IMAGING, INC.

FACTORS AFFECTING FUTURE OPERATING RESULTS

March 2004

      From time to time, TriPath Imaging, through its management, may make forward-looking public statements, such as statements concerning then expected future revenues or earnings or concerning projected plans, performance, product development and commercialization as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended, in press releases or in oral statements made with the approval of an authorized executive officer. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, as enacted by the Private Securities Litigation Reform Act of 1995.

      We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. In addition, we advise you that the factors listed below, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any forward-looking statement.

      We will not undertake and specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events which may cause us to re-evaluate our forward-looking statements, except as required by law.

      In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us or on our behalf.

RISKS RELATED TO OUR BUSINESS

Our oncology products are at an early stage of development and we cannot assure the successful development or the commercial success of these products.

      Our oncology products are in the early stages of development and significant additional research, and development, financial resources and personnel will be required to develop them into commercially viable products and obtain regulatory approvals. We are developing and commercializing molecular diagnostic and pharmacogenomic tests for a variety of cancers based on markers we received through our collaboration with Becton, Dickinson and Company, or BD, as part of the strategic alliance between BD and Millennium Pharmaceuticals, Inc., or Millennium. Our collaboration with BD has produced only one viable product, Melastatin. We may fail to successfully develop and commercialize our oncology products if:

•	clinical research shows our products to be ineffective;

•	they do not receive necessary regulatory approvals or otherwise meet regulatory requirements; or

•	are less effective than current or alternative oncology diagnostic methods.

      If we fail to develop and commercialize oncology products, our revenues could be adversely affected.

Our products are subject to regulatory review, approval and regulation and we may be unable to commercialize any of our products currently in development.

      The FDA and foreign regulatory agencies extensively regulate the manufacture and sale of medical diagnostic devices for commercial use. We must comply with applicable FDA regulations, including obtaining

FDA approval of products before we can market and sell them for their principal intended uses in the United States.

      To obtain FDA approval for our products, we must submit a pre-market approval application, or PMA, to the FDA. This process can be expensive and time-consuming and can take several years. Several factors may affect our ability to successfully obtain FDA approval for the commercialization of our products, including the following:

•	failure of the product in pre-clinical studies;

•	insufficient clinical trial data to support the safety or effectiveness of the product; or

•	unanticipated delays or significant unanticipated costs in our efforts to secure FDA approval.

      If we fail to obtain and maintain FDA approval for any of our future products, if FDA approval is delayed, or if we receive FDA approval for our products but labeling restrictions make the use of the products uneconomical to our customers, our future product sales will be far less than we anticipate and may be insufficient to sustain our operations. We have no assurance that the FDA will ever approve our future products for their principal intended use. In addition to the pre-market approval application process, we may face further difficulties in connection with FDA approval of our products for the following reasons:

•	FDA regulations require submission and approval of a pre-market approval application supplement for certain changes to a product if the changes affect the safety and effectiveness of the product;

•	even if we obtain FDA approval of our pre-market approval applications, that approval may still not allow us to make some of the specific claims for which we sought FDA approval; and

•	any FDA approval may include significant limitations on the indicated uses for which we may market our products, such as warnings, precautions or contraindications, requests for post-market studies, or additional regulatory requirements.

      The FDA may not approve our future products or commercial enhancements to our existing products on a timely basis, if at all. Our regulatory applications also may be delayed or rejected based on changes in regulatory policies or regulations.

Government regulation imposes significant restrictions and costs on the development and commercialization of our products.

      Any products approved by the FDA are still subject to continual government review and regulation, so long as the product is being marketed. Of our principal products, PrepStain, FocalPoint and the use of PrepStain with FocalPoint, have received FDA approval. Although we have received FDA approvals, we are still subject to continual FDA review and regulation regarding the ongoing marketing, sale and use of our cervical screening products. During this continual review process, any subsequent discovery of previously unknown or unrecognized problems with the product or a failure of the Company or the product to comply with any applicable regulatory requirements can result in, among other things:

•	fines or other civil penalties;

•	the refusal of the FDA to approve further pre-market approval applications;

•	suspension or withdrawal of our FDA approvals;

•	product recalls;

•	operating restrictions, including total or partial suspension of production, distribution, sales and marketing of our products;

•	injunctions; or

•	product seizures and criminal prosecution of us, our officers or our employees.

If we are unable to keep up with technological change, our products or services may become obsolete.

      Competition in the medical device industry is intense. The diagnostic market for cervical cancer currently consists of both the conventional Pap smear procedure and new and developing technologies. Some of these newly-developed technologies have already received FDA approval with product labeling that has been marketed as more effective than the conventional Pap smear for the detection of disease in certain patient populations. Within the diagnostic market for cervical cancer, we face direct competition from companies that manufacture thin-layer slide preparation or automated screening systems. Our products could be rendered obsolete or uneconomical because of:

•	technological advances by current or future competitors;

•	the introduction and market acceptance of competitors’ products; or

•	the introduction and market acceptance of new cervical cancer detection methods.

      We may not be able to successfully compete against companies marketing products based on competing technologies. Certain of our existing and potential competitors may have several competitive advantages over us because they:

•	possess greater financial, marketing, sales, distribution and technological resources;

•	have more experience in research and development, clinical trials, regulatory matters, customer support, manufacturing and marketing;

•	have received third-party payor reimbursement for their products; or

•	they may collaborate or merge with other competitors in our industry and leverage their combined intellectual property and resources against us.

      These competitors may manufacture, market and sell their products or services more successfully than us, which could adversely affect our product sales.

      Our products must remain competitive in accuracy and effectiveness, cost, including both charges by us to the laboratory and the laboratory’s labor and overhead costs, convenience, perception among influential opinion leaders, including cytopathologists, other physician groups, and laboratories, and processing speed and reliability. To effectively compete, we must keep pace with the product development and technological change in our industry. Our products must demonstrate accuracy and cost effectiveness that equals or exceeds conventional preparation and review of Pap smears and the technology that may be offered by our competitors. We cannot guarantee that our products will be competitive in any of these areas.

We depend on a limited number of products and these products may never gain greater market acceptance.

      Sales and rentals of PrepStain and FocalPoint for cervical cancer screening currently account for the substantial majority of our revenues. Market acceptance of PrepStain and FocalPoint, as well as their combined use, will depend on our ability to convince clinical laboratories, physicians, third party payors and other health care providers and consumers that our products can address the limitations of the conventional Pap smear process. We may not be able to successfully establish that our products are better and more cost competitive compared to the conventional Pap smear process. In addition, the market may not accept our cervical cancer products as a replacement to the conventional Pap smear collection process. Even if PrepStain, FocalPoint, and the utilization of PrepStain with FocalPoint and other products do gain market acceptance, their level of sales will still largely depend on the availability and level of reimbursement from third-party payors, such as private insurance plans, managed care organizations and Medicare and Medicaid. There can be no assurance that we will achieve greater market acceptance for PrepStain, FocalPoint, or their combined use, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

      In addition, the market may not accept any of the oncology products that we develop. While various diagnostic and pharmacological oncology tests are currently available, few tests offer an integrated solution for diagnosing cancer at the earliest possible stage, providing individualized predictive and prognostic information, guiding treatment selection for patients with cancer, and predicting disease recurrence. Market demand for any oncology products that we develop will depend primarily on acceptance by clinical laboratories, physicians and third party payors. Commercial acceptance of our oncology tests, if any, will depend upon several factors, including:

•	their potential advantage, including their cost-effectiveness over alternative diagnostic methods;

•	our ability to compete with similar or superior products developed by our competitors;

•	our ability to build and maintain, or access through third parties, a capable sales force; and

•	qualification of our products for third party medical insurance coverage and reimbursement.

      If any oncology products that we develop do not achieve significant market acceptance, it could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and an accumulated deficit and we may never become profitable.

      We have a history of operating losses. While we expect to become profitable for the first time in 2004, we intend to continue to market our products, develop new products and perform additional clinical studies, all of which will continue to be a drain on profitability. While our products have grown in acceptance as measured by our revenues, we still operate in a very competitive environment. As of December 31, 2003, we had cumulative net losses of approximately $233.0 million. These losses resulted principally from the costs of our research and development and sales and marketing activities and other expenses in excess of revenues. Our operating expenses have been concentrated in the following areas:

•	research and development activities;

•	sales and marketing activities, including the cost and effect of promotional discounts, sales, and marketing programs and strategies; and

•	regulatory issues, including activities in connection with pre-market approval applications to the FDA.

      We expect marketing and sales expenses, as well as regulatory expenses, associated with our products to either continue at their current rate or increase in the future, which could burden our drive toward profitability. These expenses are a result of our expanded marketing and sales efforts to continue the commercial rollout of our products and our efforts to obtain FDA and other approvals for our products. Our profitability is subject to uncertainty and will depend on a number of factors including:

•	receipt of regulatory approvals for future products in a timely manner;

•	successful marketing of our products in the United States and abroad;

•	the extent to which our products gain market acceptance;

•	ability to manufacture our products at an acceptable cost and with acceptable quality;

•	introduction of alternative technologies by our competitors;

•	the timing and volume of system placements;

•	availability of reimbursement from third-party payors, and the extent of coverage; and

•	ability to establish internal financial controls and other infrastructure necessary to support large-scale commercial operations.

      We expect to continue incurring overall net operating losses until product sales and service revenues sufficiently fund our operations and while our oncology business is developing products that can be commercially introduced into the market. While we hope that 2004 will be profitable as a whole, we cannot be certain that we will ever become profitable.

We cannot be certain of our future capital needs and additional financing may not be available when we need it.

      Since beginning operations, we have financed our operations through the private placement and public sales of equity securities, debt facilities and limited product sales. We have had negative cash flow from operations since inception, and we expect negative cash flow from operations to continue at least through the next six to twelve months. At December 31, 2003, we had approximately $21.0 million in cash and cash equivalents. While we believe that we will achieve overall corporate profitability in 2004, there may be a delay in positive cash flow generation. In any event, we believe that our existing cash and existing debt and lease financing will be sufficient to enable us to meet our future cash obligations until we generate positive cash flow, which we believe will occur in late 2004 or 2005. We cannot be certain, however, that we will ever become or remain profitable.

      We may be unable to obtain adequate funds, either through financial markets or from collaborative or other arrangements with corporate partners or other sources, when we need them, or we may be unable to find adequate funding on favorable terms, if at all. If we are unable to fund our future capital requirements, it would significantly limit our ability to continue our operations.

      The extent of our future capital requirements depends on several factors, including:

•	the timing of achieving profitability;

•	the timing and costs of product introductions;

•	the extent of our ongoing research and development programs, including that at TriPath Oncology;

•	the progress and scope of clinical trials;

•	the timing and costs required to receive both United States and foreign governmental approvals for new products in development;

•	the extent to which our products gain market acceptance;

•	demand for and sales of our combined PrepStain and FocalPoint systems for cervical cancer screening and of FocalPoint GS in the United States, if and when it gains FDA approval;

•	the resources required to further develop our marketing and sales capabilities domestically and internationally, and the success of those efforts;

•	the resources required to expand manufacturing capacity;

•	the costs of training laboratory personnel to become proficient with the use of our products; and

•	the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

      Many of these factors are out of our control. There is no guarantee that the assumptions underlying our estimates about our needs for future capital will prove to be accurate.

Our future financing arrangements may impact the value of your investment or may impact our rights to our intellectual property.

      We may choose to raise additional funding to meet our future capital requirements through a variety of financing methods, including lease arrangements, debt or equity financings, or strategic alliances. If we were to raise additional funding through the sale of equity or securities convertible into equity, your proportionate ownership in TriPath Imaging may be diluted. In addition, if we obtain additional funds through arrangements with collaborative partners, we may have to relinquish rights to certain of our technologies or potential products that we would otherwise seek to develop or commercialize ourselves.

If our strategic partnerships are unsuccessful, our earnings growth will be limited.

      An important element of our strategy is to enter into strategic partnerships for the research and development of alternative applications for our extensive body of intellectual property. We currently have a strategic arrangement with BD for the development of diagnostic and pharmacogenomic oncology tests and we may enter into additional partnerships in the future. We believe that recent advances in genomics, biology, and informatics are providing new opportunities to leverage our proprietary technology. The success of these arrangements is largely dependent on technology and other intellectual property contributed by our partners, as well as their efforts, resources and skills. Our existing and future strategic partnerships are also dependent upon our partners’ continued willingness to collaborate with us, as opposed to our competitors. There can be no assurance that we will succeed in implementing and finalizing any new strategic partnerships to facilitate the exploitation of our intellectual property estate. The failure to do so could have a material adverse effect on our future prospects inside and outside of the cervical cytology or diagnostic oncology markets and could impact our business, financial condition and results of operations.

We have limited manufacturing experience and capacity and we may not be able to establish sufficient manufacturing capability and capacity, either of which could have a material adverse effect on our business.

      We manufacture PrepStain and FocalPoint, and related products either at our Burlington, North Carolina, or at our Redmond, Washington facilities. Currently, we have limited manufacturing experience in and capabilities for high-volume test kit manufacturing. While we believe we have sufficient capacity to meet near term customer demand for our cervical cytology products, and while we have introduced lean manufacturing into our Burlington, North Carolina operations, we may have to substantially increase our manufacturing capabilities in the future if our products gain wider market acceptance. We may not be able to recruit and retain skilled manufacturing personnel to establish sufficient manufacturing capability and capacity. Even if we are able to establish sufficient manufacturing capability and capacity, we still may be unable to manufacture our products:

•	in a timely manner;

•	at a cost or in quantities necessary to make them commercially viable;

•	in conformance with quality system requirements; or

•	in a manner which otherwise ensures our products’ quality.

      If we cannot successfully increase our manufacturing capability and capacity, if and when needed, or successfully contract with third parties to manufacture our products, our business and our profitability will suffer.

We may not be able to manufacture our products in a timely or cost effective manner because we depend on single and limited source suppliers for our products’ components.

      We currently obtain certain components for our products on a single source basis from certain suppliers. If any of these sole-source suppliers are unable to provide an adequate and constant supply of components, we will need to modify any components provided by additional or replacement suppliers. If we are unable to establish additional or replacement sources of supply on a cost-competitive and timely basis from these suppliers, we may need to delay or halt our manufacturing process. If any of the components of our products were no longer available in the marketplace, we could be forced to further develop our technology to incorporate alternate components. We also may try to establish relationships with additional suppliers or vendors for components for our products, so long as we are not prohibited from doing so by any existing contractual obligations. We may not be able to further develop our technology to incorporate new components or establish relationships with additional suppliers or vendors for the necessary components of our products.

      In addition, use of any new components or replacement components from alternative suppliers into our products may require us to submit PMA supplements to the FDA. We would then need FDA approval on any

PMA supplements we have filed before we could market our products with new or replacement components. Ultimately, we may not be able to successfully develop, obtain, or incorporate replacement components into our products. Even if we were able to successfully incorporate new components into our products, the FDA may not approve these new components quickly, if at all.

We have limited marketing and sales resources which could hurt our ability to become profitable.

      During the last several years, we added to our marketing and sales forces to more effectively market our products. Even with the increased size of our sales force, we may not be able to successfully promote our products to clinical laboratories, health care providers, including physicians, and third-party payors. In addition, we must educate health care providers and third-party payors regarding the clinical benefits and cost-effectiveness of our products because of the market’s limited awareness. We may not be able to recruit and retain additional skilled marketing, sales, service or support personnel to help in our achievement these goals when needed.

      Our marketing success in the United States and abroad will depend on whether we can:

•	obtain required regulatory approvals;

•	successfully demonstrate the cost-effectiveness and clinical-effectiveness of our products;

•	further develop our direct sales capabilities; and

•	establish arrangements with contract sales organizations, distributors and marketing partners.

      If we cannot successfully expand our marketing and sales capabilities in the United States and in international markets, we may never become profitable.

We may have difficulty managing the expansion of our operations, and failure to do so will harm our business.

      We have experienced growth in our employee base and in the scope of our operations, and we anticipate that further expansion may be required to achieve growth in our customer base and to develop and seize market opportunities. This expansion could place a significant strain on our senior management team and on our operational and financial resources.

      To manage the expected growth of our operations and personnel, we will need to improve existing, and implement new operational and financial systems, procedures, and controls. We also will need to expand, train, and manage our growing employee base as well as expand and maintain close coordination among our sales and marketing, finance, administrative, and operations staff. Further, we may be required to enter into additional relationships with various suppliers and other third parties necessary to our business. A successful continued expansion may also require us to further develop expertise in complex joint venture negotiations. We cannot guarantee that our current and planned systems, procedures, and controls will be adequate to support our future operations, that we will be able to hire, train, retain, motivate, and manage the required personnel or that we will be able to identify, manage, and benefit from existing and potential strategic relationships and market opportunities. If we do not effectively manage the budgeting, forecasting, and other process-control issues presented by such expansion, our business will suffer. If we are unable to undertake new business due to a shortage of staff or resources, our growth will be impeded. Therefore, there may be times when our opportunities for revenue growth may be limited by the capacity of our internal and external resources rather than by the absence of market demand.

      In recent years, we made some significant changes to our management team and to our Board of Directors. Although we believe that the new members of our management team are currently integrated with the other members of our management team, we cannot assure you that our management team in its current form or any future form will be able to continue to work together effectively or manage our growth successfully. We believe that the successful integration of any new members of management that we may hire, and cooperation of our existing management team is critical to our ability to manage our operations effectively and support our anticipated future growth.

We depend on patents, copyrights, licenses and other proprietary rights to grow our business and we may not be able to adequately protect all of our proprietary rights.

      Our long-term success largely depends on our ability to market products that are technologically competitive. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. To protect our proprietary technology, rights and know-how, we rely on a combination of patents, trade secrets, copyrights, and confidentiality agreements.

      We currently hold over 100 foreign patents and, over 110 U.S. patents. These patents will expire from 2004 through 2019. Our reliance on patents poses the following risks:

•	any patent applications that we file may not ultimately issue as patents;

•	patents we obtain may not be broad enough to protect our proprietary rights;

•	the claims allowed in any of our existing or future patents may not provide competitive advantages for our products;

•	competitors may challenge or circumvent our patents or pending applications; and

•	in certain foreign countries, protection of our patent and other intellectual property may be unavailable or very limited.

      This may make the possibility of piracy of our technology and products more likely. We cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement or misappropriation of our technology. In addition, detection of infringement or misappropriation is difficult. Even if we do detect infringement or misappropriation of our technology, we may be unable to enforce our proprietary rights, which could result in harm to our business.

      Litigation may be necessary to defend against claims of infringement, to enforce patents, trademarks and copyrights, or to protect trade secrets and could result in substantial cost to, and diversion of effort by us. There can be no assurance that we would prevail in any such litigation. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent, as do the laws of the U.S. We may engage in litigation to attempt to:

•	enforce our patents;

•	protect our trade secrets or know-how;

•	defend ourselves against claims that we infringe the rights of others; or

•	determine the scope and validity of the patents or intellectual property rights of others.

      As of March 2004, we are engaged in patent litigation with one of our largest competitors, Cytyc Corporation. In this proceeding, we are claiming among other things that Cytyc’s ThinPrep Imaging System infringes certain of our patents. Cytyc is claiming that its product does not infringe our patents and that certain of our patents are invalid. See “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2003, as well as any updated in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K for the current fiscal year.

      This, or any other litigation could be unsuccessful, result in substantial cost to us, and divert our management’s attention, which could harm our business.

      In addition, we have entered into confidentiality agreements with all of our employees who we believe should sign such agreements, and several of our consultants and third-party vendors. These agreements also require employees and consultants to disclose to us ideas, developments, discoveries or inventions they conceive during employment or consultation. They also must assign any proprietary rights in any inventions conceived or developed while employed by us if such relate to our business and technology. These agreements may not provide meaningful protection for our confidential information if there is unauthorized use or disclosure of our proprietary information. There can be no assurance that the obligations of our employees and consultants and third parties with whom we have entered into confidentiality agreements to maintain the confidentiality of trade secrets and proprietary information will effectively prevent disclosure of our confidential information. There also can be no assurances that our trade secrets or proprietary information will not be independently developed by our competitors.

The risk of third-party claims of infringement against us is high because our industry depends on patents and other proprietary rights.

      The large role that patents play in our industry in general may pose the following risks for us:

•	we cannot be sure that our products or technologies do not infringe patents of competitors that may be granted in the future pursuant to pending patent applications;

•	we cannot be sure that our products do not infringe any existing patents or proprietary rights of third parties; and

•	we cannot be sure that a court would rule that our products do not infringe any existing third-party patents or that a court would not invalidate any existing patents in our favor.

      If a court were to uphold any claims of infringement made by existing patent holders against us, we could then be:

•	prevented from selling our products;

•	required to pay damages;

•	required to obtain licenses from the owners of the patents; or

•	required to redesign our products.

      In the event that a court was to uphold a claim of patent infringement against us, we may not be able to obtain licenses from the owners of the patents or be able to successfully redesign our products to avoid patent infringement. If we were unable to obtain the necessary licenses or successfully redesign our products, it could seriously harm our ability to become a profitable company.

      The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Such litigation may also cause a diversion of our management’s time and attention from our business. Some of our competitors may be able to sustain the financial and other costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations.

We face special risks related to international sales and operations because we have limited experience in conducting our business in other countries.

      We are currently selling our products to customers in Australia, Asia, Canada, Europe, and South America. While we are evaluating marketing and sales channels abroad, including contract sales organizations, distributors and marketing partners, we have very limited foreign sales channels in place. There can be no assurance that we will successfully develop significant international sales capabilities or that, if we establish such capabilities, we will be successful in obtaining reimbursement or any regulatory approvals required in foreign countries. Our international sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations, changes in applicable laws, less favorable intellectual property laws, longer payment cycles, difficulties in collecting accounts receivable, fluctuations in currency exchange rates and potential adverse tax consequences. Foreign regulatory agencies often establish product standards different from those in the United States and any inability to obtain foreign regulatory approvals on a timely basis, if at all, could have a material adverse effect on our international business operations. Additionally, if significant international sales occur, our business, financial condition and results of operations could be adversely affected by fluctuations in currency exchange rates as well as increases in duty rates. There can be no assurance that we will be able to successfully commercialize our products or any future products in any foreign market.

Our stock price is highly volatile and the value of your investment will likely fluctuate.

      Our stock price has, from time to time, experienced extreme price and volume fluctuations. Often these fluctuations are unrelated or disproportionate to our actual operating performance. Many factors could cause the market price of our stock to decline, including:

•	failure to successfully implement aspects of our growth strategy;

•	failure to achieve revenue and profitability results expected among those in the investment community;

•	failure to meet research and development goals related to our products and services;

•	technological innovations by our competitors or introductions of competing technologies;

•	investor perception of the biotechnology and medical device industry; and

•	general technology or biotechnology trends.

      Occasionally, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a lawsuit against us, even if the lawsuit was without merit, we could incur substantial costs defending the lawsuit. The lawsuit would also divert the time and attention of our management from our business.

Sales of a substantial number of shares of our common stock could cause the market price of our common stock to decline.

      Future sales of common stock by us or any significant shareholder could adversely affect the market price of our common stock. For example, the lock-up provision contained in our Securities Purchase Agreement, our largest shareholder, expired in February 2003. As a result, in addition to 2,950,680 shares owned by Roche and its affiliates that have no lock-up restrictions, and subject to applicable securities laws, Roche was entitled to sell up to 2,500,000 shares, the sale of which was previously restricted, during the 12 months following February 2003, and may sell up to an additional 2,500,000 shares, the sale of which was also previously restricted, during the 12 months following February 2004. If Roche sells all or a significant portion of these shares, our stock price may decline. There can be no assurance that Roche will not attempt to sell all or most of its shares and the value of your investment may fluctuate as a result of such sales.

      In addition, if we sell any equity securities, the market price of our common stock could be adversely affected.

Our significant stockholders have the ability to influence significant decisions regarding our future.

      Roche is our single largest stockholder. As of March 5, 2004, Roche beneficially owned approximately 21% of our outstanding common stock. Roche also has the right to designate one member of our Board of Directors. In addition, as of March 5, 2004, BD beneficially owned approximately 7% of our outstanding common stock. As a result, those significant stockholders are able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of us that may be favored by other stockholders.

RISKS RELATED TO OUR INDUSTRY

We may be unable to attain or maintain the required compliance with regulations governing manufacturing of medical diagnostic devices.

      Manufacturers of medical diagnostic devices face strict federal regulations regarding the quality of manufacturing. For example, the FDA periodically inspects the manufacturing facilities of diagnostic device manufacturers to determine compliance with regulations. Our current and future manufacturing and design operations must comply with these and all other applicable regulations, including regulations imposed by other governments. If we fail to comply with quality systems regulations we could face civil or criminal penalties or enforcement proceedings. These proceedings may require us to recall a product, to stop placing our products in service or to stop selling our products. Similar results could occur if we violate equivalent foreign regulations. We may not be able to attain or maintain compliance with quality systems requirements. Any failure to comply with the applicable manufacturing regulations would have a material adverse effect on our business.

If we fail to obtain adequate levels of third-party reimbursement for our products, the commercial success of our products will be significantly limited.

      Our ability to successfully sell our products for cervical cancer screening in the United States and other countries depends on the availability of adequate reimbursement from third-party payors such as private insurance plans, managed care organizations and Medicare and Medicaid. Virtually all of our revenues will be dependent on customers who rely on third party reimbursement. Third-party healthcare payors in the United States are increasingly sensitive to containing healthcare costs and heavily scrutinize new technology as a primary factor in increased healthcare costs. Third-party payors may influence the pricing or perceived attractiveness of our products and services by regulating the maximum amount of reimbursement they provide or by not providing any reimbursement. Medical community or third-party healthcare payors may deny or delay acceptance of our products or may provide reimbursement at levels that are inadequate to support adoption of our technologies.

      If these third-party payors do not reimburse for our preparation and screening products, or only provide reimbursement significantly below the amount laboratories charge patients to perform screening with our products, our potential market and revenues will be significantly limited. Use of our products may never become widely reimbursed, and the level of reimbursement we obtain may never be sufficient to permit us to generate substantial revenue.

      A significant part of our strategy is to market PrepStain and FocalPoint together. To successfully market FocalPoint and PrepStain together, two Common Procedural Terminology Codes, or CPT codes, were established covering the combined use of these products by the Center for Medicare and Medicaid Services (“CMS”). These CPT codes are applicable to the combined use of our SurePath slides screened using our FocalPoint slide profiler. Also included in the CMS announcement were tentative payment determinations which were finalized on November 8, 2002. The payment determination for the cytopathology tests provides for an appropriate reimbursement amount by combining current payment amounts for the liquid based slide preparations and a portion of either of the two codes that represent the automated screening system. CMS issued a Program Memorandum with instructions on the 2003 Clinical Laboratory Fee Schedule to its carriers and intermediaries on November 8, 2002. There can be no assurance, however, that the laboratories claiming reimbursement under these CPT codes will be successful in obtaining favorable reimbursement.

      Convincing third-party payors to provide reimbursement is a costly and time consuming process because reimbursement approval is required from each payor individually; and obtaining this approval from the third-party payor typically requires the presentation of scientific and clinical data to support the use of the products.

Whether a third-party payor is willing to provide reimbursement for the use of our products at a level that can allow our company to succeed depends on several unpredictable factors, including:

•	the level of demand for our products by physicians;

•	the payor’s determination that our products are an improvement over the conventional Pap smear process; and

•	the payor’s determination that our products are safe and effective, medically necessary, appropriate for specific patient populations, and cost effective.

      We may face particular difficulties convincing third-party payors that our products are cost effective because the up-front, direct costs of using the products will initially be greater than the cost of the conventional Pap smear. As a result, we will need to convince third-party payors that the use of our products will result in a net overall cost savings to the health care system.

We can only sell our products to a limited number of customers.

      A significant portion of our product sales will be concentrated among a relatively small number of large, and medium-sized, clinical laboratories. Moreover, due to consolidation in the clinical laboratory industry, we expect that the number of potential domestic customers for our products may decrease. These factors increase our dependence on sales to the largest clinical laboratories and the bargaining power of those potential customers. Our market research indicates that nearly 40% of all U.S. Pap smears are processed by the two largest laboratories. Each of these companies operates multiple laboratory facilities nationwide.

      We will have to make this number of potential customers aware of our products and then convince them to accept and use our products. To gain acceptance of our products within this small customer base, we will have to successfully demonstrate the benefits of our products over the conventional Pap smear process and other alternative methods of sample collection, slide preparation and cervical cancer screening. In addition, to generate demand for our products among these clinical laboratories, we believe that we must:

•	educate doctors and health care providers on, and convince them of, the clinical benefits and cost-effectiveness of our products; and

•	demonstrate to doctors and health care providers that adequate levels of third-party payor reimbursement will be available for our products.

      Ultimately, we may not be able to successfully sell our products to large clinical laboratories. Even if we do successfully sell our products to large clinical laboratories, those sales may not generate enough revenue to make us a profitable company.

We are at risk of product liability claims and may be unable to maintain adequate insurance against such liabilities.

      The commercial screening of Pap smears has historically generated significant malpractice litigation. As a result, we face product liability, errors and omissions or other claims if our products are alleged to have caused a false-negative diagnosis. Although we have product liability insurance, it could become increasingly difficult for us to obtain and maintain product liability coverage at a reasonable cost or in amounts sufficient to protect us against potential losses. If we are unable to obtain adequate product liability insurance at a reasonable cost a successful product liability claim or a series of claims brought against us could require us to pay substantial amounts that would decrease our profitability, if any.

Our success depends on our ability to retain our key personnel.

      We will depend heavily on the principal members of our management and scientific staff. The loss of their services might impede achievement of our strategic objectives or research and development. Our success depends on our ability to retain key employees and to attract additional qualified employees, which may be particularly difficult to do in the future. Competition for highly skilled scientific and management personnel is intense, particularly in the geographic areas in which we currently are located, and these resources are scarce relative to the needs of a growing high technology business sector. The failure to recruit such personnel or the loss of existing personnel could adversely affect our business.